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                                   FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            REPORT OF FOREIGN ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934





FOR DECEMBER 17, 2001




                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)




            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                DRAXIS HEALTH INC.





                                                By: /s/ Douglas M. Parker
                                                    ----------------------------
                                                    DOUGLAS M. PARKER
                                                    General Counsel &
                                                    Secretary





DATED: DECEMBER 17, 2001





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                             [DRAXIS HEALTH INC. LOGO]
FOR IMMEDIATE RELEASE
DECEMBER 17, 2001

                    DRAXIS HEALTH RENEWS STOCK PURCHASE PLAN

         MISSISSAUGA, ONTARIO, DECEMBER 17, 2001 - DRAXIS Health Inc. (TSE: DAX;
NASDAQ: DRAX) today announced that it has received approval from The Toronto Stock Exchange (TSE) to make a normal course issuer bid to repurchase for cancellation up to 1,830,671 common shares, the maximum allowable number, representing 5% of the 36,613,434 common shares issued and outstanding as of December 11, 2001.

         Under the normal course issuer bid DRAXIS is able to commence the acquisition of shares on December 19, 2001 and purchases shall terminate on December 18, 2002 or such earlier date as the Company completes its purchases pursuant to the bid. Purchases will be made through the facilities of the TSE in accordance with its rules and by-laws.

         As with last year's bid, the Board of Directors of DRAXIS believes the underlying value of the Company is not reflected in the current market price of its common shares and have thus concluded that the repurchase of common shares presently constitutes an appropriate use of funds and would be advantageous to shareholders retaining their shares.

         DRAXIS has not purchased any of its own shares in the past twelve months.

About DRAXIS Health Inc.

         DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE Inc.), contract pharmaceutical manufacturing (DRAXIS Pharma Inc.) and pharmaceutical sales and marketing (DRAXIS Pharmaceutica).

         EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

FOR FURTHER INFORMATION PLEASE CONTACT:

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FOR CANADA:                                 FOR UNITED STATES:
Jerry Ormiston                              Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                          The Investor Relations Group
Phone: 877-441-1984                         Phone: 212-825-3210
Fax:   905-677-5494                         Fax:   212-825-3229
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